

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2014

Via E-mail
Thomas E. Werner
Senior Vice President, Finance and Chief Financial Officer
Hospira, Inc.
275 North Field Drive
Lake Forest, Illinois 60045

Re: Hospira, Inc.
   Form 10-K for the Year Ended December 31, 2013
   Filed February 12, 2014
   File No. 001-31946

Dear Mr. Werner:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Joel Parker

           Joel Parker
           Accounting Branch Chief